

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

December 16, 2015

<u>Via E-mail</u>
Jeffrey A. Duchemin
Chief Executive Officer
Harvard Bioscience, Inc.
84 October Hill Road
Holliston, Massachusetts 01746

> **Re:** **Harvard Bioscience, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2014**
> **Filed March 12, 2015**
> **File No. 001-33957**

Dear Mr. Duchemin:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

     Sincerely,

     /s/ Geoff Kruczek for

     Amanda Ravitz
     Assistant Director
     Office of Electronics and Machinery

cc (via e-mail): Chad J. Burns, Esq.
                  Burns & Levinson LLC